June 19, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Kenon Holdings Ltd. — Registration Statement under the
U.S. Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Kenon Holdings Ltd. (the “Company”), we are hereby submitting a Registration Statement on Form 20-F to register ordinary shares of the Company under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). Set forth below is a brief background of certain matters relating to the Registration Statements to assist the staff in its review of this filing.

The Company, a Singapore corporation, is intending to register its ordinary shares under the Exchange Act in connection with a listing of the Company’s ordinary shares on the New York Stock Exchange (the “NYSE”) or the Nasdaq Stock Market (“Nasdaq”). The Company is a recently formed entity that will serve as the holding company of certain businesses and associated companies that are currently owned by Israel Corporation Ltd. (“IC”), an Israeli corporation with shares listed on the Tel Aviv Stock Exchange (the “TASE”). IC is intending to contribute certain of its subsidiaries and associated companies to the Company in connection with a distribution of shares of the Company on a pro rata basis to IC shareholders (the “Spin-Off”).

In connection with the Spin-Off, application will be made to list the Company’s ordinary shares on the NYSE or Nasdaq and the Company is intending to concurrently list its ordinary shares on the TASE.

The Spin-Off will be conducted without registration under the U.S. Securities Act of 1933 in accordance with the guidance set forth in Staff Legal Bulletin No. 4 (September 16, 1997).

At the time of the Spin-Off, the Company’s holdings will include:

•	a 100% interest in IC Power Ltd., a power generation company, which has a number of wholly-owned and partly-owned subsidiaries and investments –IC Power accounted for 93% of the EBITDA of the Company for the year ended December 31, 2013 and 51% of the Company’s assets as of December 31, 2013, based upon the combined carve-out financials statements of the Company included in the Registration Statement;

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 19, 2014

Annex A

•	a 50% interest in Qoros Automotive Co. Ltd., a Chinese automobile manufacturing company;

•	a 99.7% interest in Zim Integrated Shipping Services Ltd. (“Zim”), an Israeli shipping company;[1]

•	a 30.5% interest in Tower Semiconductor Ltd., a semiconductor company listed on both the TASE and the NASDAQ;

•	a 90% interest in Primus Green Energy Inc., a biodiesel producer;

•	a 52% interest in HelioFocus Ltd., a solar power development company; and

•	a 69% interest in Petrotec AG, a biodiesel producer listed on the Frankfurt Stock Exchange.

In connection with this filing, we wrote to the Securities and Exchange Commission on March 27, 2014, to request clarification of certain questions in respect of the financial statements to be filed by the Company with its Registration Statement. A copy of this correspondence and the Securities and Exchange Commission’s response are attached for your convenience.

If you have any questions or desire additional information, please contact the undersigned at +44 20 7519 7183.

Very truly yours,

James McDonald

[1]	Zim is currently undergoing a process of restructuring. Pursuant to the restructuring plan, if approved, IC, and consequently, the Company, will own approximately 32% of the restructured Zim. As a result, following consummation of the restructuring, the Company will no longer consolidate Zim’s results of operations and, instead, will present Zim’s results as share in income (loss) from associate upon the consummation of the restructuring plan. The restructuring is subject to approvals by various parties, including shareholders of IC and the State of Israel (with respect to the Special State Share in Zim held by the government of Israel).

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 19, 2014

Annex A

[Correspondence with Staff of the Commission relating to Financial Statements included in the Registration Statement]2

[2]	The Company was formerly named Harvest Industries Holdings, Ltd. It has subsequently been renamed Kenon Holdings, Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street N.E., Stop 7010

Washington, D,C. 20549

TELEFACSIMILE TRANSMITTAL

April 11, 2014

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:	Mr. James McDonald, Partner

Organization:	Skadden, Arps, Slate, Meagher, Flom (UK) LLP

Fax Number:	011-44-207 072 7183

Total Number of Pages, Including Cover Sheet: 2

Comments:	Harvest Industries Holdings, Ltd.

FROM:	Jill Davis, Division of Corporation Finance
Telephone Number: (202) 551-3683

If you do not receive all pages, please telephone the above number for assistance.

NOTE:	THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4546

April 11, 2014

Mr. James McDonald

Partner

Skadden, Arps, Slate, Meagher, Flom (UK) LLP

40 Bank Street, Canary Warf

London El4 5DS

United Kingdom

Re:	Harvest Industries Holdings Ltd

Dear Mr. McDonald,

In your letter you state that Harvest Industries Holdings, Ltd. (“the Company”) intends to register its ordinary shares under the U.S. Securities Exchange Act of 1934 in connection with a proposed listing of its shares in the U.S. As further described in your letter, the Company was recently formed and it expects that certain businesses will be contributed to it via a spin-off. You also state the Company’s financial statements that it plans to include in the proposed registration statement will be prepared in accordance with IFRS as issued by the IASB and will constitute the first IFRS financial statements of the Company. You further clarify that the Company is also a first time adopter of IFRS pursuant to paragraph 3(d) of IFRS 1. In your letter you request, on behalf of the Company, that the staff not object to the Company’s conclusion that it is eligible to apply the first time adopter accommodations provided in Instruction G of Form 20-F.

Based on the information provided in your letter the staff does not object to the Company’s conclusion that it is eligible to apply the first time adopter accommodations provided in Instruction G of Form 20-F and may omit the earliest of the three years of audited financial statements required if it satisfies the conditions set forth in Instruction G of Form 20-F.

The conclusions reached in this letter are based upon the information provided in your letter. Different facts and circumstances may result in different conclusions. If you have any questions about this letter, please call me at (202) 551-3683.

Sincerely,

/s/ Jill Davis
Jill Davis
Associate Chief Accountant

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP 40 BANK STREET CANARY WHARF LONDON E14 5DS TEL: (020) 7519-7000 FAX: (020) 7519-7070 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

March 27, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Craig Olinger, Deputy Chief Accountant

RE:	Registration Statement of Harvest Industries Holdings, Ltd. under the U.S.

Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of Harvest Industries Holdings, Ltd. (the “Company”), a Singapore corporation that is intending to register its ordinary shares under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) in connection with a listing of the Company’s shares on the New York Stock Exchange (the “NYSE”) or the Nasdaq Stock Market (“Nasdaq”). The Company is a recently formed entity that will serve as the holding company of certain businesses that are currently owned by Israel Corporation Ltd. (“IC”), an Israeli corporation with shares listed on the Tel Aviv Stock Exchange (the “TASE”). IC is intending to transfer certain of its subsidiaries and investments to the Company in connection with a distribution of shares of the Company on a pro rata basis to IC shareholders (the “Spin-Off”). In connection with the Spin-Off, and in compliance with the requirements of Staff Legal Bulletin No. 4 (September 16, 1997) (“SLB-4”), the Company will file a Registration Statement on Form 20-F (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement is expected to be filed in the second quarter of 2014. There will be no capital raised by the Company in connection with the Spin-Off. As discussed with Mr. Olinger on March 25, 2014, the Company is seeking confirmation from the Staff with respect to certain matters relating to the financial statements to be included in the Registration Statement, as discussed below.

SKADDEN, ARPS, SLATE MEAGHER & FLOM (UK) LLP.

A LIMITED LIABILITY PARTNERSHIP REGISTERED UNDER THE LAWS OF THE

STATE OF DELAWARE IS AUTHORISED AND REGULATED BY THE SOLICITORS REGULATION  AUTHORITY UNDER REFERENCE NUMBER 80014

A LIST OF THE FIRM’S PARTNERS IS OPEN TO INSPECTION AT THE ABOVE ADDRESS

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2014

Background of the Spin-Off

IC was founded in 1968 by the Government of the State of Israel to attract foreign investors’ participation in the development of the State of Israel. IC’s core holdings include the following:

•	a 52.3% interest in Israel Chemicals Ltd., a fertilizers and specialty chemicals company listed on the TASE;

•	a 37.1% interest in Oil Refineries Ltd., a refining and petrochemicals company;

•	a 99.7% interest in Zim Integrated Shipping Services Ltd. (“Zim”), a shipping company;

•	a 100% interest in IC Power Ltd. (“IC Power”), a power generation company, which has a number of wholly-owned and partly-owned subsidiaries and investments;[1]

•	a 50% interest in Qoros Automotive Co. Ltd. (“Qoros”), an automobile manufacturing company;

•	a 100% interest in I.C. Green Ltd. (“IC Green”), a renewable energy company, which has a number of partly-owned subsidiaries;[2] and

•	a 30.5% interest in Tower Semiconductor Ltd. (“Tower”), a semiconductor company listed on both the TASE and the NASDAQ.

[1]	IC Power’s subsidiaries and investments include:
•	a 100% interest in Inkia Energy Ltd., a power generation company;

•	an 80% interest in OPC Rotem Ltd., a power generation company;

•	a 21.2% interest in Pedregal Power Company S.de.R.L, a power generation company; and

•	a 39% interest in Generandes Perú S.A., a power generation company, which has a 54.2% interest in Edegel S.A.A., a power generation company that is traded on the Bolsa de Valores de Lima (the Lima Stock Exchange).

[2]	IC Green’s subsidiaries include:

•	a 90% interest in Primus Green Energy Inc., a biodiesel producer;

•	a 52% interest in HelioFocus Ltd., a solar power development company; and

•	a 69% interest in Petrotec AG, a biodiesel producer listed on the Frankfurt Stock Exchange.

2

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2014

Prior to effecting the Spin-Off, IC will transfer its interests in each of Zim, IC Power, Qoros, IC Green and Tower, as well as interests in certain immaterial companies, to the Company.

In connection with the Spin-Off, application will be made to list the Company’s ordinary shares on the NYSE or Nasdaq. The Company is not intending to list its shares on the TASE. IC is not, and is not expected to become, a reporting company under the Exchange Act. Upon the consummation of the Spin-Off, IC’s shares will continue to be listed on the TASE.

The Spin-Off will be conducted without registration under the U.S. Securities Act of 1933 in accordance with the guidance set forth in SLB-4. In particular, (i) the distribution of the Company’s ordinary shares will be made by IC to IC shareholders on a pro rata basis, (ii) no consideration will be payable in connection with the Spin-Off, (iii) there is a valid business purpose for the Spin-Off, (iv) the Company will file the Registration Statement with the Commission and (v) the shareholder circular to be distributed to IC shareholders in connection with the extraordinary general meeting of IC shareholders for the approval of the Spin-Off will contain information that substantially complies with the disclosure requirements of Regulation 14A under the Exchange Act.

Financial Statements of the Company to be Included in the Registration Statement; Request for Confirmation of the Staff

The financial statements of the Company to be included in the Registration Statement will be combined carve-out financial statements, including Zim, IC Power and IC Green, and will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Company plans to include in the Registration Statement audited financial statements for the following periods:

•	income statement, statement of changes in shareholders’ equity, and cash flow statement for the years ended December 31, 2012 and 2013; and

•	balance sheet data as of January 1, 2012, December 31, 2012 and December 31, 2013.

The Registration Statement will also include selected financial data in Item 3.A. for 2009 through 2013. The Company is planning to file the Registration Statement and to seek effectiveness thereof prior to September 30, 2014, and in this case, no financial statements for any period after December 31, 2013 will be required to be included in the Registration Statement.

3

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2014

On behalf of the Company, we are requesting the Staff’s confirmation that the foregoing financial statements will meet the requirements of Form 20-F, and in particular, that the Company is only required to include in the Registration Statement two years of audited income statements, statements of changes in shareholders’ equity, and cash flow statements pursuant to the relief available to first time adopters of IFRS set forth in Instruction G. (First Time Application of International Financial Reporting Standards) to Form 20-F (“Instruction G”).

Discussion

The Company is a newly-formed entity that has not yet published any financial statements. The Company will prepare its financial statements in accordance with IFRS as issued by the IASB, and will make an explicit statement to this effect in the financial statements to be included in the Registration Statement.

As the Company’s combined carve-out financial statements for 2013 will constitute the first IFRS financial statements of the Company, the Company is a first time adopter of IFRS pursuant to paragraph 3(d) of International Financial Reporting Standard 1 First Time Adoption of International Financial Reporting Standard (“IFRS 1”). In accordance with IFRS 1, the Company is required to present three statements of financial position and two years of audited income statements, statements of changes in shareholders’ equity, and cash flow statements.

Item 8.A. of Form 20-F generally requires an issuer to present an audited income statement, statement of changes in shareholders’ equity, and cash flow statement covering at least three years. However, Instruction G provides that an issuer may omit the earliest of the three years of the audited financial statements required by Item 8.A.2 of Form 20-F. This accommodation is available to an issuer that adopts IFRS for the first time by an explicit and unreserved statement of compliance with IFRS.

Furthermore, the Staff Division of Corporate Finance Accounting Manual provides in Section 6340 thereof that, “[i]n a foreign private issuer’s first year of reporting in IFRS, the registrant may file two years rather than three years of audited income statements, statements of changes in shareholders’ equity, and cash flow statements prepared in accordance with IFRS as issued by the IASB, with appropriate related disclosure.”3

[3]	Section 6340.1 of the Staff Division of Corporate Finance Accounting Manual goes on to provide that “[a]s a reminder, IFRS 1 requires an entity’s first IFRS financial statements to include at least three statements of financial position.” Paragraph 21 of IFRS 1 provides that an entity’s first IFRS financial statements must include at least three statements of financial position and two audited income statements, statements of changes in shareholders’ equity, and cash flow statements. Accordingly, the Company plans to present within the combined carve out financial statements, balance sheets as of January 1, 2012 and December 31, 2012 and 2013, in addition to an audited income statement, statement of changes in shareholders’ equity, and cash flow statement for the years ended December 31, 2012 and 2013, as discussed above.

4

Division of Corporate Finance

U.S. Securities and Exchange Commission

March 27, 2014

The Company is adopting IFRS for the first time (and will make an explicit and unreserved statement as to compliance), and the primary financial statements to be included in the Registration Statement will be combined carve-out financial statements that represent the first publication by the Company of financial statements prepared in accordance with IFRS as issued by the IASB. Accordingly, the Company believes that the relief provided by Instruction G is applicable for these financial statements.

The Company requests confirmation from the Staff that it may, as a newly-formed entity, take advantage of the first-time adopter accommodation provided in Instruction G, and present only two years of audited income statements, statements of changes in shareholders’ equity, and cash flow statements in the Registration Statement as discussed above.

* * * *

5

If you have any questions or desire additional information, please contact the undersigned at +44 20 7519 7183.

Very truly yours,

/s/ James McDonald
James McDonald

cc:	Israel Corporation Ltd.

Maya Alcheh-Kaplan

Avisar Paz

Harvest Industries Holdings, Ltd.

Donna Blank

KPMG

Zion Amselem

Danny Vitan

Yaniv Mor